Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☒ Exhibit 9 is attached to and made a part of this Form NRSRO

Name: Patrick R. Nicholson

Title: Designated Compliance Officer and Chief Compliance Officer - Americas, S&P Global Ratings
(formerly Standard & Poor's Ratings Services)

Employment history:

S&P Global Inc., New York, NY
Designated Compliance Officer and Chief Compliance Officer – Americas, S&P Global Ratings, December 2012-Present
Chief Compliance Officer – S&P Capital IQ/S&P Dow Jones Indices, December 2010-June 16, 2015

Jefferies & Company, Inc., New York NY 2006-2010
Senior Vice President, Chief Compliance Officer – Jefferies High Yield Trading, LLC

Dresdner Kleinwort Wasserstein, New York, NY 2005-2006
Director, Compliance

UBS Financial Services, Inc., New York, NY 2003-2005
Associate Director, Compliance

Bear Stearns, New York, NY, 1999-2003
Associate Director, Institutional Fixed Income Sales Division, (2001-2003)
Associate Director, Compliance (1999-2001)

Euro Brokers, a division of Maxcor Financial, Inc., New York, NY 1998-1999
Chief Compliance Officer

NASD Regulation, Inc., New York, NY 1996-1998
Associate Examiner

Donaldson, Lufkin & Jenrette U.K. PLC, London, England 1994-1996
Donaldson, Lufkin & Jenrette Securities Corporation, New York, NY
Equity Derivatives Support Team

British Populations and Statistics Institute, London, England 1993

Post-secondary Education:

New York Law School, New York, NY, 2008
Juris Doctorate, admitted in NY

Bernard M. Baruch College, New York, NY, 1992
Bachelor of Business Administration – Finance

Whether employed by credit rating agency full-time (at least 35 hours per week) or part-time.
Full-time employee.